Exhibit 99.2

Dear Exodus Shareholder,

Thus far, 2022 has demonstrated the importance of self-custody in dramatic fashion: several of our custodial competitors have entered bankruptcy or appear to be insolvent. The end result is billions of dollars in losses to investors. As our industry confronts news of security breaches, hacks, and allegations of poor risk management, its investors and customers are usually left holding the bag.

However, this is not the Exodus story. Exodus offers a self-custody solution that empowers customers to control their own wealth. Self-custody means we never touch your funds or crypto; we do not and we cannot lend out your money. (Your keys, your coins.) We combine self-custody with industry-leading security practices, including comprehensive audits of all code.

You can rest assured, as a valued investor and customer of Exodus, your crypto is safely in your hands.

Exodus recorded quarterly revenue of $13.0 million in Q2 2022, down 53% from Q2 of 2021. This reflects a contracting crypto market, but still represents a 3x increase from Q2 2020 – just two years ago. Exchange volumes were down only 4% from Q1 2022, while our monthly active users remained well above 800,000 and stable over the prior year.

Thanks to our loyal and engaged customers, Exodus weathered a difficult second quarter for both cryptocurrency and traditional markets.

Exodus has an incredibly strong balance sheet with no debt and about $80 million in cash and digital assets at fair market value. We continue our pattern of deliberate spending in all market cycles. After all, extreme market conditions are nothing new to our crypto-savvy leadership team. Our focus remains on building and delivering easy-to-use and beautifully designed products for our customers.

On that front, our Web3 browser extension will soon be out of Beta and available to everyone in the coming weeks. We are excited for Web3 as it has the potential to make crypto not only accessible, but also useful! Additionally, since offering multi-chain, multi-asset products is in our DNA, we will release Web3 support for Algorand in our Browser Extension by September 15th.

Our browser extension also features ExoDEX, a multi-chain decentralized exchange aggregator. ExoDEX allows our customers to exchange crypto more securely than centralized exchanges can. With ExoDEX, you can easily exchange your Solana and Ethereum tokens from the comfort of your Exodus wallet. You stay in control with ExoDEX, where you can ensure that your trades always settle on your terms, with yourself as custodian.

We are here 24/7 to support you, our loyal and dedicated shareholder. Please reach out to investors@exodus.com for thoughtful answers to any questions and concerns you might have.

And finally: A sincere “Thank You” for supporting us. We are thrilled to execute on our mission to help the world exit the traditional financial system!

Onwards,

Exodus Investor Relations

Key Metrics for the Second Quarter 2022 Ended June 30, 2022

Monthly Active Users: MAUs were 817,972 as of quarter end, essentially flat from the 832,384 MAUs on June 30, 2021.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $700 million in Q2 2021, down 57% from second quarter 2021. Bitcoin and Ethereum continue to be the top assets traded at 25% and 13% of volume, respectively. Dollar amount per transaction was $1,579, flat sequentially and up 30% YoY, which we believe reflects increasing customer trust in our product.

Key metrics summary
	2Q22	2Q21	% Y/Y change
Exchange volume ($ thousands)	$699,624	$1,638,150	(57%)
Exchange transactions	442,838	1,350,324	(67%)
$/transaction	$1,579	$1,213	30%
Downloads	696,208	1,668,945	(58%)

Financial Results for the Second Quarter 2022 Ended June 30, 2022

Total Revenue of $13.0 million for the quarter decreased 16% sequentially and 53% relative to the prior year second quarter. Exchange aggregation revenue of $12.6 million accounted for the majority of total revenue in the second quarter.

Revenue by category

Revenue ($s in 000s)	Q2 2022	% of 2022 Operating Revenue	Q2 2021	% of 2021 Operating Revenue	% Y/Y change
Exchange aggregation	$12,637	97.5%	$27,095	97.8%	(54%)
Consulting	117	1.4	51	0.2	1
Fiat on-boarding	177	1.4	280	1.0	(37)
Staking	-	-	175	0.6	NM
Other	(28)	(0.3)	120	0.4	(123)
Total Revenue	$12,961	100.0%	$27,721	100.0%	(53%)

Operating Expenses (excluding depreciation, amortization and impairments) were $17.9 million, an increase of 35% from $13.2 million in Q2 2021. The increase reflects higher cost of general and administrative expenses, up 31% as compared to the Q2 2021 due to increased hiring and associated compensation, partially offset by a $0.5 million reduction in legal and professional services. Advertising and marketing increased 67% to $6.0 million for the period, as compared to $3.6 million in Q2 2021, reflecting an increase in marketing efforts and hiring compensation. The Exodus team grew to approximately 290 full time equivalents as of June 30, 2022, an increase from 176 in Q2 2021.

Expenses by category

Expense category ($s in millions)	2Q22	2Q21
Cost of Revenues	7.1	6.0
Cost of Revenues as a % of revenue	54.9%	21.6%
General & Administrative	4.8	3.6
General & Administrative as a % of revenue	36.8%	13.1%
Advertising & Marketing	6.0	3.6
Advertising & Marketing as a % of revenue	46.4%	13.0%

Total operating expenses	$17.9	$13.2
Total operating expenses as a % of revenue	138.1%	47.7%

Adjusted EBITDA1 was ($4.2) million in Q2 2022, a significant decrease relative to Q2 2021, largely reflecting 53% lower revenue and increased total operating expenses.

1Non-GAAP metric. See footnotes at the end of this communication.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

In USD millions	2Q22	2Q21	1H22	1H21
Net (loss) income	$(14.8)	$5.8	$(20.4)	$(40.5)
Interest income	(0.2)	(0.2)	(0.3)	(0.2)
Income tax (benefit) expense	(3.5)	0.7	(5.1)	3.0
Depreciation and amortization	0.5	0.2	0.9	1.0
EBITDA	$(18.0)	$6.5	$(24.9)	$(36.7)
Loss on extinguishment of SAFEs	-	-	-	61.0
Gain on sale of digital assets	(0.9)	(3.6)	(2.1)	(7.4)
Impairment of digital assets	13.7	11.6	21.3	13.2
Unrealized loss (gain) on investments	0.1	-	(0.1)	-
Stock based compensation	0.9	-	2.4	0.2
Adjusted EBITDA	$(4.2)	$14.5	$(3.4)	$30.3

Cash and digital asset holdings.  We hold $80 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of June 30, 2022 we held $49.7 million in USD and USDC, and $26.2 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of June 30, 2022 and December 31, 2021.

	6/30/2022		12/31/2021
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$18,895	$26,237	$33,253	$61,218
ETH	2,559	2,709	3,757	9,342
Algorand	1,213	1,291	5,023	6,407
Other Digital Assets	90	106	-	-
Cash and cash equivalents	8,375	8,375	5,375	5,375
USDC	41,365	41,365	45,291	45,291
Tether	-	-	77	77
Total	$72,497	$80,083	$92,776	$127,710

Q2 Live Webcast

Our second quarter 2022 fiscal results will be webcast live beginning at 3:30 p.m. (Eastern Time), August 10, 2022 at www.exodus.com. Investors may also access the live webcast please use this link. A replay of the call will be available on the same website.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the second quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion and Analysis  of Financial Condition and Results of Operations" sections of our offering statement on Form 1-A and Form 1-SA. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.